Exhibit 99.6
Blog Post
eBay’s Preliminary Proxy Issued
eBay filed its preliminary proxy statement today in advance of the company’s annual stockholders’ meeting on April 29.
At first look, I see two noteworthy aspects to it: first, proxies always generate interest in executive pay at any publicly traded company, and reading the footnotes in a proxy always is a must to understand the full story. That’s certainly true this year with eBay, because at first glance it seems like CEO John Donahoe and CFO Bob Swan were the only executives to receive a bonus in 2008, when other executives listed in the proxy got zero. However, in looking at the footnotes, no eBay executive officers received bonuses in 2008, based on the company’s performance. Payments shown for John and Bob actually are part of special retention bonuses they were given when hired by the company (again, it’s all in the footnotes).
Also, as required by the SEC, the proxy’s “summary compensation table” would, at first look, seem to the reader that John’s stock options vested about $6.4 million in real value in 2008. But again, read the footnotes for more color. It turns out that this $6.4 million figure represents the accounting value attributed to John’s stock option grants based on the fair value of each of these option grants at the time they were made over the last several years. This amount doesn’t reflect that the fact that these options are significantly “underwater” and actually brought no true value to John or the company. These options have exercise prices that range from $24.93 to $39.90 per share, compared to eBay’s closing price per share of $13.96 on Dec. 31, 2008 (and $10.43 last Friday). So those options are significantly underwater, which leads me to the second noteworthy item.
The company is asking stockholders to approve amendments to some of its stock plans that would permit an option-for-restricted stock units exchange program for eBay employees. That means employees who have options that are significantly underwater may have the opportunity to trade them in for restricted stock units, realigning the potential value of their stock awards in light of current market conditions. I’m sure that’s good news for many eBay employees, just like at other companies that have announced similar programs. John and other named executive officers, as well as the company’s board members, won’t be able to participate. All the details are in the proxy, which can be found here.
Like I said on Friday, eBay Inc. is a public company and, as such, must comply with SEC regulations. As a result, every time I write something publicly here on the blog regarding the option exchange, I have to include the below copy and eBay has to file my communication with the SEC. That said, I will leave comments open on this post, however, I will not be able to answer questions without a) including the below copy and b) filing my response with the SEC.
Cue the bolded, italicized legal copy now.
Cheers,
RBH
The option exchange described in this posting has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.
In connection with the proposal to be voted on by eBay’s stockholders with respect to the amendment of certain eBay equity incentive plans to permit the option exchange discussed in this posting, eBay has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. eBay stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the plan amendments, because they will contain important information about the proposal to be voted on by stockholders referenced in this posting.
eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.